Exhibit (h)(10)

AMENDMENT TO
SUB-ADMINISTRATION AGREEMENT

This AMENDMENT to SUB-ADMINISTRATION AGREEMENT (the “Amendment”) made as of July 1, 2011 among CAVANAL HILL INVESTMENT MANAGEMENT, INC., formerly known as AXIA Investment Management, Inc., and BOK INVESTMENT ADVISERS, INC., both Oklahoma corporations (collectively, the “Administrator”) and CITI FUND SERVICES OHIO, INC., formerly known as BISYS Fund Services Ohio, Inc., an Ohio corporation (“Citi”), to that certain Sub-Administration Agreement, dated July 1, 2004, between the Administrator and Citi (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, Cavanal Hill Funds, a Massachusetts business trust (the “Trust”), is an open-end management investment company registered under the Investment Company Act of 1940, as amended;

WHEREAS, pursuant to the Agreement, Citi performs certain sub-administration services for Portfolios of the Trust (individually referred to as a “Fund” and collectively the “Funds”);

WHEREAS, Citi and the Administrator wish to enter into this Amendment to the Agreement in order to extend the Term of the Agreement, add an additional Fund and incorporate the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Administrator and Citi hereby agree as follows:

1.         Schedule A.

Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

2.         Representations and Warranties.

(a)         The Administrator represents (i) that it has full power and authority to enter into and perform this Amendment and (ii) that this Amendment will be presented to the Board of Trustees of the Trust (the “Board”) for the Board’s review and approval.

(b)         Citi represents that it has full power and authority to enter into and perform this Amendment.

3.         Miscellaneous.

(a)         This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment. Except as set forth herein, the Agreement shall remain in full force and effect.

(b)         Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c)         Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d)         This Amendment may be executed in counterparts, each of which shall be an original but all which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

CAVANAL HILL INVESTMENT MANAGEMENT, INC.

By: /s/ J. Brian Henderson

Name: J. Brian Henderson

Title: President

CITI FUND SERVICES OHIO, INC.

By: /s/ Joseph Rezabek

Name: Joseph Rezabek

Title: Vice President

SCHEDULE A

TO THE SUB-ADMINISTRATION AGREEMENT

AS OF JULY 1, 2011

I.         Portfolios:   This Agreement shall apply to all Portfolios of the Trust either now or hereafter created. The current portfolios and classes of the Trust are set forth below (collectively, the “Portfolios”):

U.S. Large Cap Equity Fund No-Load Investor Institutional A	U.S. Treasury Fund Administrative Service Institutional Select[1] Premier[1]
Balanced Fund No-Load Investor Institutional A	Cash Management Fund Administrative Service Institutional Select[1] Premier[1]
Short-Term Income Fund No-Load Investor Institutional A	Tax-Free Money Market Fund Administrative Service Institutional Select Premier[1]
Intermediate Bond Fund No-Load Investor Institutional A	Intermediate Tax-Free Bond Fund No-Load Investor Institutional A
Bond Fund No-Load Investor Institutional A	Opportunistic Fund No-Load Investor[1] Institutional[1] A1

1As of July 1, 2011, these Classes have not commenced operations. Until a Class commences operations, services will not be rendered and expenses will not be incurred for such Class under this Agreement.

     II.      Fees

               For the Services provided by Citi hereunder and under the separate Website Services Agreement, dated April 27, 2005, as amended, the Administrator shall pay Citi on the first business day of each month, or as otherwise set forth below, fees determined at the annual rates set forth below.

Notwithstanding the foregoing, the Fees for the Services provided hereunder and pursuant to the separate Fund Accounting Agreement for the Cavanal Hill Tax Free Money Market Fund shall be governed by that certain separate Omnibus Fee Agreement for the Institutional Tax-Exempt Money Market Fund Agreement dated July 1, 2004, as amended (the “Omnibus Agreement”) but only until such time as the Omnibus Agreement terminates.

     Asset-Based Annual Fee

0.025% of the first $2 billion in aggregate net assets of all Funds, plus
0.0125% of the next $2 billion in aggregate net assets of all Funds, plus
0.01% of the aggregate net assets of all Funds in excess of $4 billion.

In addition, there shall be an annual minimum fee for the Administrator. The annual minimum fee (calculated and payable monthly) shall equal the product of the number of Funds multiplied by $42,500 (the “Annual Minimum Fee”). Should the amount of fees (excluding fees for Optional Performance Reporting Services, ad hoc charges, expenses or other out of pocket costs) payable to Citi hereunder for a calendar month be less than the Annual Minimum Fee, divided by twelve (12), then the Administrator shall pay Citi the difference.

     Money Market Fund Reporting Fees

For the Money Market Fund Reporting Services, the Administrator shall pay $5,000 per year (billed monthly) per Money Market Fund. The foregoing fees do not include out of pocket expenses, which shall be paid separately by the Administrator. In addition, with respect to any document to be filed with the SEC, the Administrator shall be responsible for all expenses associated with causing such document to be converted into a format acceptable to the SEC (currently, XML) prior to filing, as well as all associated filing and other fees and expenses.

     Out of Pocket Expenses and Miscellaneous Charges

The out of pocket expenses and miscellaneous services fees and charges provided for under this Agreement are not included in the above fees and shall also be payable to Citi in accordance with the provisions of this Agreement.

     Optional Performance Reporting Services

As compensation for the Performance Reporting Services provided from time to time, the Administrator shall pay the fees and rates agreed upon at the time a request is made for such Performance Reporting Services. Citi shall provide the Administrator with a proposal approximately six (6) weeks prior to the end of the Trust’s fiscal year, and the Administrator shall advise Citi of the Administrator’s acceptance of such proposal within two (2) weeks of submission thereof. A quote shall be provided upon request and shall be based upon the following schedule of fees:

Creative Direction and Design Creation/Design of Cover Artwork	$500.00	Flat fee

Creation/Design of Book Style	$1,000.00	Flat fee

Editorial Services
Freelance writing services can be acquired to write the Chairman’s Letter, Shareholder Letter and Management’s Discussion of Fund Performance sections. These services are supplied by freelance writers and their fees are in addition to Citi’s fees. These fees are listed below:

Preparation of Chairman’s Letter/Shareholder Letter – Interview with Chairman (or other officer) - Topics include performance, strategy, outlook, news. Fee includes one draft letter (estimated 1300 to 1700 words) and one set of revisions per client comments.	$1,250.00

Preparation of Management’s Discussion of Fund Performance - Interview with Fund Manager via telephone or email. Fee includes one draft fund write up (estimated 425 words) and one set of revisions per client comments. Amount quoted is per fund.	$425.00

Coordination Charges
The Coordination charges include the following services: Coordination with all Citi internal and external contacts (Citi Research and Financial Administration, Investment Adviser and/or portfolio managers to provide all required research data; Distributor Compliance to ensure FINRA-related review, approval and filing (if necessary); Fund Counsel; Fund independent registered public accounting firm); all editorial services and coordination with the print vendor to verify that the client-requested stylistic criteria has been met.

Chairman’s/Shareholder Letter and 1 Fund	$3,000	Flat fee
Each additional Fund	$500	Per Fund

Typesetting - Initial Composition
New set page (from disk)	$45.00	per page
New set page (from hardcopy)	$45.00	per page
Quick Turnaround (QTA)/Rush Charges	$15.00	per page in addition to new set charge
Quick Turnaround (QTA)/Rush Charges Graphs	$20.00	per page in addition to new set charge

Typesetting - Changes to Existing Composition Author alterations - includes 5 alteration cycles - additional cycles will be charged at $15.00	$90.00	per page

Additional Alteration cycles billed outside the allotted 5 cycles	$15.00	per page

Quick Turnaround (QTA)/Rush Charges	$30.00	per page in addition to Author alteration charge

Charting
New Chart	$65.00	per chart
Author alterations to charts - includes 2	$25.00	per chart 2 alteration cycles
alteration cycles - additional cycles will be charged at an additional $15.00 Additional Alteration cycles billed outside the allotted 2 cycles	$15.00
Quick Turnaround (QTA)/Rush Charges	$20.00	per page in addition to Author alteration

Marketing Documents and Fees

Upon request and subject to the oversight of the Administrator, Citi shall:

Create, provide data for, design and produce marketing documents as noted in this schedule for the fees noted in this schedule, which the Administrator shall pay to Citi as invoiced.

Item	Update Frequency	Monthly Fee	Quarterly Fee	Annual Fee
COMMENTARIES
Commentary Pricing (per page price $350.00, total quarterly or annual fee may vary based on product production)			$2,450	$ 9,800
Capital Markets Outlook	Quarterly
Equity Market Commentary	Quarterly
Fixed Income Market Commentary	Quarterly
Money Market Commentary	Quarterly
Equity Fund Commentary	Quarterly
Fixed Income Fund Commentary	Quarterly
Money Market Fund Commentary	Quarterly
Opportunistic Fund Commentary	Quarterly
MUTUAL FUND FACT SHEETS
Quarterly Fund Fact Sheet Pricing (per page price $300.00, total quarterly or annual fee may vary based on product production)			$4,800	$19,200
Fund Fact Sheet - U.S. Treasury - Inst. Share Class	Quarterly
Fund Fact Sheet - U.S. Treasury - Admin Share Class	Quarterly
Fund Fact Sheet - U.S. Treasury - Service Share Class	Quarterly
Fund Fact Sheet - Cash Management - Inst. Share Class	Quarterly
Fund Fact Sheet - Cash Management - Admin. Share Class	Quarterly
Fund Fact Sheet - Cash Management - Service Share Class	Quarterly
Fund Fact Sheet - Tax Free Money Market - Inst. Share Class	Quarterly

Item	Update Frequency	Monthly Fee	Quarterly Fee	Annual Fee
Fund Fact Sheet - Tax Free Money Market - Admin. Share Class	Quarterly
Fund Fact Sheet - Tax Free Money Market - Service Share Class	Quarterly
Fund Fact Sheet - Tax Free Money Market - Select Share Class	Quarterly
Fund Fact Sheet - U.S. Large Cap Core Equity	Quarterly
Fund Fact Sheet - Opportunistic	Quarterly
Fund Fact Sheet - Balanced	Quarterly
Fund Fact Sheet - Bond	Quarterly
Fund Fact Sheet - Short Term Income	Quarterly
Fund Fact Sheet - Intermediate Bond	Quarterly
Fund Fact Sheet - Intermediate Tax-Free Bond	Quarterly
Landscape Money Market Performance Sheet	Quarterly		$ 900	$ 3,600
Monthly Fact Sheet Pricing		$2,100	$6,300	$25,200
Landscape Fund Fact Sheet - U.S. Treasury - Inst. Share Class	Monthly
Landscape Fund Fact Sheet - U.S. Treasury - Admin Share Class	Monthly
Landscape Fund Fact Sheet - Cash Management - Inst. Share Class	Monthly
Landscape Fund Fact Sheet - Cash Management - Admin. Share Class	Monthly
Landscape Fund Fact Sheet - Tax Free Money Market - Inst. Share Class	Monthly
Landscape Fund Fact Sheet - Tax Free Money Market - Admin. Share Class	Monthly
Fund Performance Update - Fixed Income	Monthly
Fund Performance Update - Equity	Monthly
Fund Performance Update - Money Market - Inst. Share Class	Monthly
Fund Performance Update - Money Market - Admin. Share Class	Monthly
Fund Performance Update - Money Market - Service Share Class	Monthly
Fund Performance Update - Money Market - Select Share Class	Monthly
Fund Performance Update for Bond Funds	Monthly
OTHER
Callan Chart	Quarterly		$ 350	$ 1,400
GRAND TOTAL - MARKETING DOCUMENTS & FEES				$59,200

III.  General

The fee for the period from the day of the month this Agreement is entered into until the end of that month shall be prorated according to the proportion which such period bears to the full monthly period. In the event of a termination of this Agreement in accordance with its terms before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

For purposes of determining the fees payable to the Sub-Administrator, the value of the net assets of a particular Portfolio shall be computed in the manner described in the Trust’s Declaration of Trust or in the Prospectus or Statement of Additional Information respecting that Portfolio as from time to time is in effect for the computation of the value of such net assets in connection with the determination of the liquidating value of the shares of such Portfolio.

The parties hereby confirm that the fees payable hereunder shall be applied to each Portfolio as a whole, and not to separate classes of shares within the Portfolios.

         The Sub-Administrator may agree, from time to time, to waive any fees payable under this Agreement. Such waiver shall be at the Sub-Administrator’s sole discretion.

IV.Term

Pursuant to Article 7, the term of this Agreement shall commence on July 1, 2009 (the “Effective Date”) and shall remain in effect for six (6) years, until June 30, 2015 (“Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one year periods (“Rollover Periods”). This Agreement may be terminated without penalty (i) by provision of a notice of non-renewal in the manner set forth below, (ii) by mutual agreement of the parties or (iii) by either party for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause. Written notice of non-renewal must be provided at least sixty (60) days prior to the end of the Initial Term or any Rollover Period, as the case may be. Notwithstanding anything in this Agreement, this Agreement will terminate immediately upon termination of the Administration Agreement.

For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

Notwithstanding the foregoing, after such termination for so long as the Sub-Administrator, with the written consent of the Administrator, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Sub-Administrator and unpaid by the Administrator upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Sub-Administrator shall be entitled to collect from the Administrator, in addition to the compensation described in this Schedule A, the amount of all of the Sub-Administrator’s cash disbursements for services in connection with the Sub-Administrator’s activities in effecting such termination, including without limitation, the delivery to the Administrator’s and/or its designees of the Administrator’s property, records, instruments and documents, or any copies thereof. Subsequent to such termination, for a reasonable fee, the Sub-Administrator will provide the Administrator with reasonable access to any documents or records remaining in its possession.

During the Initial Term, if for any reason other than non-renewal, mutual agreement of the parties or “cause”, as defined above, the Sub-Administrator is terminated or replaced as Sub-Administrator, or if a third party is added to perform all or a part of the administrative services provided by the Sub-Administrator under this Agreement (excluding any sub-contractors appointed by the Sub-Administrator as provided in Article 8 hereof), then the Administrator shall make a one-time cash payment, as liquidated damages, to the Sub-Administrator equal to the balance due the Sub-Administrator under this Agreement for the lesser of (A) the next six months of the Initial Term or (B) the remainder of such Initial Term, assuming for purposes of calculation of the payment that the fees would be earned by Sub-Administrator shall be based upon the average net asset values of the Trust and fees payable to Citi monthly during the twelve (12) months prior to the date that services terminate, Citi is replaced or a third party is added; provided, however, that, in the event the Sub-Administrator is terminated or replaced or a third party is added to perform services at any time after June 30, 2015, the Administrator shall not be required to make a liquidated damages payment.

In the event the Trust is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidate din part of in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages set forth above shall be applicable in those instances in which the Sub-Administrator is not retained to provide administration services. Under such circumstances, the one-time cash payment referenced above shall be due and payable on the day prior to the first day during which assets are transferred pursuant to the plan of reorganization or liquidation.

The parties further acknowledge and agree that, in the event the Sub-Administrator ceases to be retained, as set forth above, (i) a determination of actual damages incurred by the Sub-Administrator would be extremely difficult and (ii) the liquidated damages provision contained herein is intended to adequately compensate the Sub-Administrator for damages incurred and is not intended to constitute any form of penalty.

In addition, should the collective net assets of the Funds fall below $1 billion, the parties agree to negotiate in good faith regarding the termination provisions (including a possible reduction of liquidated damages) of this Agreement.